DESIGNERINC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

April 7, 2017



Independent Accountant's Review Report

To Management
DesignerInc.
Woodside, CA

We have reviewed the accompanying balance sheet of DesignerInc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 7, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DESIGNERINC
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

CURRENT ASSETS		2016	2015
Cash		$ 53,564	$ 609,353
Shareholder Loans		-	74,685
	TOTAL CURRENT ASSETS	53,564	684,038
NON-CURRENT ASSETS			
Fixed Assets, Net		32,749	30,228
Software		268,022	219,833
Note Receivable		5,930	930
Security Deposits		2,283	2,283
	TOTAL NON-CURRENT ASSETS	308,984	253,274
	TOTAL ASSETS	$ 362,548	$ 937,312

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		2016	2015
Accounts Payable		57,762	-
Payroll Taxes Payable		77,180	90,796
State Taxes Payable		1,541	-
	TOTAL CURRENT LIABILITIES	136,483	90,796
NON-CURRENT LIABILITIES			
Notes Payable		2,563,000	2,063,000
	TOTAL LIABILITIES	2,699,483	2,153,796
SHAREHOLDERS' EQUITY			
Common Stock (15,000,000 shares authorized, 5,436,400 shares issued and outstanding, $.001 par value)		5,436	5,436
Series Seed Preferred Stock (3,000,000 shares authorized, 2,180,466 shares issued and outstanding, $.001 par value)		2,180	2,180
Treasury Stock		(283)	(283)
Additional Paid in Capital		2,355,278	2,123,585
Retained Earnings (Deficit)		(4,699,546)	(3,347,402)
	TOTAL SHAREHOLDERS' EQUITY	(2,336,935)	(1,216,484)
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 362,548	$ 937,312

Unaudited Financials

DESIGNERINC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Operating Income		
Sales Revenue	$ 101,190	$ 10,432
Cost of Goods Sold	(38,599)	(5,635)
Affiliate Commissions	8,352	7,511
Advertising Revenue	-	2,806
Gross Profit	70,943	12,308
Operating Expense		
Employee Compensation	841,477	971,952
Advertising and Promotion	147,158	408,258
Amortization	130,879	133,779
Professional Fees	18,572	77,650
Outside Services	-	67,679
Computer and Internet	45,653	58,751
Rent and Utilities	49,302	40,427
Meals and Entertainment	44,627	35,544
General and Administrative	100,907	33,936
Depreciation	3,951	6,948
Insurance	-	1,055
Travel	26,980	(669)
	1,409,507	1,835,311
Net Income from Operations	(1,338,564)	(1,823,003)
Other Income (Expense)		
Interest Expense	(8,990)	(33)
State and Local Taxes	(4,590)	(6,269)
Net Income Before Provision for Income Tax	(1,352,144)	(1,829,305)
Net Income	$ (1,352,144)	$ (1,829,305)

DESIGNERINC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (1,352,144)	$ (1,826,498)
Change in Payables	45,687	(63,708)
Change in Receivables	74,685	(72,639)
Net Cash Flows From Operating Activities	(1,231,772)	(1,962,845)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(185,540)	(8,547)
Depreciation	3,951	6,948
Amortization	130,879	133,779
Notes Receivable	(5,000)	470
Change in Deposits	-	(867)
Net Cash Flows From Investing Activities	(55,710)	131,783
Cash Flows From Financing Activities		
Sale of Stock	-	96,723
Sale of Notes	500,000	2,063,000
Change in Additional Paid in Capital	231,693	-
Net Cash Flows From Investing Activities	731,693	2,159,723
Cash at Beginning of Period	609,353	280,692
Net Increase (Decrease) In Cash	(555,789)	328,661
Cash at End of Period	$ 53,564	$ 609,353

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

DesignerInc ("the Company") DBA nousDECOR is a corporation organized under the laws of the State of California. The Company operates and curates an online search engine targeted at interior designers.

The Company will conduct an equity crowdfund offering to commence during 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Shareholder Loan

This amount represents funds that the Company has loaned to shareholders, including shareholders that have management responsibilities within the Company. Shareholder loans accrue interest at the rate of .96% per year and are payable within five days of a Qualified Financing event. A Qualified Financing event means a transaction or series of transactions pursuant to which the Company issues or sells its capital stock for aggregate gross proceeds of at least $500,000 with the principal purpose of raising capital.

Fixed Assets

The Company capitalizes fixed assets with an original purchase price of $1,000 or more. Depreciation and amortization are calculated on a straight-line basis in accordance with management's estimate of the asset's useful life.

Note Receivable

The amount shown as a note receivable represents an amount advanced by the Company to its landlord for the purpose of constructing an improvement to the Company's leased premises. The note is non-interest bearing and does not have a definite repayment date.

Notes Payable

The Company has notes outstanding ("the Notes") representing amounts borrowed from certain early investors to fund operations. The Notes accrue interest at a rate of 5% annually and have a maturity date that is 24 months from the date of issue. The Notes are payable immediately in the event of a change of control of the Company.

The Notes are convertible to equity in the event that the Company sells shares of its equity securities for gross proceeds of $1,000,000 or more. They are also convertible in the event the Company sells shares of its equity for less than $1,000,000 with the consent of the holders of Notes comprising a majority of the balance of Notes outstanding. The conversion price shall be equal to ninety percent of the price paid by other purchasers of the Company's equity securities.

Equity

The Company has two classes of stock outstanding. Common stock holders have the right to vote on certain questions affecting the Company's business. Series Seed Preferred shareholders have the following rights:

- Liquidation preference senior to common stock equal to $1.0350 per share (1x liquidation preference)
- Right to convert to common stock at any time on 1:1 basis.
- Majority approval of the preferred stock required to (a) amend certificate of incorporation if such action would adversely alter the rights of the preferred stock, or (b) increase number of shares or Series Seed preferred Stock.
- Right of first refusal on pro rata shares of new equity securities issued by the company, with limited exceptions.
- Information rights related to annual financial statements

Leases

The Company occupies office space on a month-to-month basis. The Company considers this an operating lease. The lease has no future minimum payments, and may be terminated by either the Company or the Company's landlord with prior notice. Unless renewed, payments on the Company's leased location will increase at a rate of 3% per year.

Advertising Costs

The Company expenses advertising costs as incurred.

Equity Based Compensation

In 2014, the Company adopted an equity based compensation plan ("the Plan") for the purpose of attracting and retaining the best available personnel for positions of substantial responsibility. The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, and Restricted Stock Units. For the years ended December 31, 2016 and 2015, options authorized, outstanding, and available for issue were as follows:

	Options Authorized	*Options Outstanding*	*Options Available*
2015	946,991	681,548	265,443
2016	946,991	826,548	120,443

Stock options are convertible to common stock at the rate of one share per option at a price determined as follows.

- If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

- If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

- In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

No stock options were exercised during the years ended December 31, 2016, and 2015.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company recognized net operating losses for tax years 2016 and 2015. These losses will be carried forward to reduce taxable income in future years. Net operating loss carry forwards expire if not exhausted within twenty years of the year the loss was recognized. Management has elected not to record a valuation allowance to account for any deferred tax benefits to which the Company may be entitled due to the uncertainty associated with timing and valuation of the benefits. The Company's 2014 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to franchise tax in the State of California. The Company's 2014 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2019. The Company's 2015 tax filing for the State of California will be subject to inspection until 2020. The Company's 2016 tax filing for the State of California will be subject to inspection until 2021.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 7, 2017, the date that the financial statements were available to be issued.